UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Month of January, 2011
Commission File Number 001-34958
CHINA XINIYA FASHION LIMITED
Xiniya Industry Mansion
Xintang Development Area, Jinjiang
Fujian Province 362200, People’s Republic of China
(86-595) 8888 6166
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐                    No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐                    No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    )

EXHIBIT INDEX
SIGNATURE
EX-99.1
EX-99.2

EXHIBIT INDEX

Number	Description of Document
99.1	Press release dated January 3, 2011
99.2	Press release dated January 10, 2011
FORWARD-LOOKING STATEMENTS
The press releases contain forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the control of China Xiniya Fashion Limited (“Xiniya”), which may cause Xiniya’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Xiniya’s filings with the U.S. Securities and Exchange Commission. Xiniya does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited
By:	/s/ Chee Jiong Ng
Name:	Chee Jiong Ng
Title:	Chief Financial Officer

Date: January 11, 2011